Exhibit (a)(1)

MARTHA STEWART LIVING OMNIMEDIA, INC.

OFFER TO EXCHANGE
OUTSTANDING ELIGIBLE OPTIONS TO PURCHASE CLASS A COMMON
STOCK UNDER THE MARTHA STEWART LIVING OMNIMEDIA, INC.
AMENDED AND RESTATED 1999 STOCK INCENTIVE PLAN

THE OFFER AND THE ASSOCIATED WITHDRAWAL RIGHTS EXPIRE ON
OCTOBER 24, 2003 AT 11:59 P.M., EASTERN STANDARD TIME,
UNLESS THE OFFER IS EXTENDED

The Date of This Offer is September 26, 2003

     Martha Stewart Living Omnimedia, Inc. (the “Company”) is offering eligible employees the opportunity to exchange all of their outstanding eligible options for restricted stock units, as described in the materials that follow. The Company is making this offer upon the terms and subject to the conditions set forth in this document, the introductory letter, the Letter of Transmittal (which is attached to the introductory letter) and the form of Restricted Stock Unit Award Agreement. For purposes of this entire document, these materials will be referred to as the “offering materials.”

     If you wish to exchange your eligible options, you must complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to the Company by fax to (212) 827-8008 or by mail to Martha Stewart Living Omnimedia, Inc., Attn: Lori Gonzalez, 11 West 42nd Street, New York, New York 10036. The Company will also have dropboxes, located in the reception areas of its Starrett-Lehigh and Westport offices and in the Human Resources department at its 42nd Street location, in which your Letter of Transmittal may be deposited. Your Letter of Transmittal must be received by the Company by 11:59 P.M., Eastern Standard Time, on October 24, 2003 (or, if the Company extends the offer period, a later date the Company will specify), or it will not be given effect.

     All questions about this offer or requests for assistance or for additional copies of any offering materials should be made by email to stockoptions@marthastewart.com. The Company will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources department or otherwise.

Important Notice

     Although the Company’s Board of Directors has authorized this offer, neither the Company nor the Board of Directors makes any recommendation as to whether or not you should exchange your eligible options for the restricted stock units. The Company also has not authorized any person to make any recommendation on its behalf as to whether you should accept this offer. You must make your own decision whether to exchange your eligible options. In doing so, you should rely only on the information contained in the offering materials, the materials referenced in Section 16 of Part II of this document, any official question and answer session organized by the Company’s

Human Resources department, or any other authorized communications from the Company made generally available to eligible employees, as no other representations or information has been authorized by the Company. You may also wish to consult with your own advisors before making any decisions regarding the offer.

- ii -

SCHEDULE A: Information Concerning Our Directors and Executive Officers

- iii -

I

SUMMARY OF TERMS

Questions and Answers About the Offer

     Part I of this document contains a Summary that answers some of the questions that you may have about the offer. Nothing contained in this Summary or any of the documents included with it should be interpreted by you as a recommendation by the Company or its affiliates about whether or not to participate in the offer. References in this Summary to section numbers are to section numbers in Part II of this document. In Part II, you will find more complete descriptions of the topics addressed in this Summary.

     This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•	How the Option Exchange Works

•	Duration of the Offer

•	How to Elect to Exchange Your Eligible Options

•	U.S. Federal Income Tax Considerations

•	How to Get More Information

     References in this Summary to the “Company,” “we,” “us” and “our” mean to Martha Stewart Living Omnimedia, Inc., and references to “the date the offer expires” mean October 24, 2003, or, if we extend the offer period, a later date we will specify.

How the Option Exchange Works

Q1.	What is the offer?

     Beginning at 12:01 A.M., Eastern Standard Time, on September 26, 2003 and ending at 11:59 P.M., Eastern Standard Time, on October 24, 2003, unless we extend the offer, an eligible employee (described in Question 2 below) may decide to exchange all of his or her eligible options (described in Question 3 below) for a Restricted Stock Unit Award (described in Question 5 below). Participation in this offer is voluntary.

Q2.	Who may participate in this offer?

     Only “eligible employees” may participate in this offer. Eligible employees are all employees of the Company with the titles Assistant Vice President, Vice President, Senior Vice President, Executive Vice President or Senior Executive Vice President who are actively employed on the date the offer expires. (For more information, see Section 1 of Part II.)

Q3.	Which options may an eligible employee exchange in the offer?

     Only “eligible options” may be exchanged under this program. Eligible options are the options, whether or not currently vested, to purchase shares of our Class A common stock which were granted under the Company’s Amended and Restated 1999 Stock Incentive Plan (the “Plan”) with an exercise price above $8.00 per share and which are held by eligible employees. (For more information, see Section 1 of Part II.)

Q4.	What is a stock option?

     A stock option is the right to purchase a share of stock at a specified price, regardless of the actual market price at the time of sale. Typically, the specified purchase price is the market price on the date the option is granted. Due to subsequent fluctuations, the market price of the stock can be greater than, equal to or less than, the specified purchase price. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option, because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), one would not exercise the stock option.

Q5.	What is a Restricted Stock Unit Award?

     A “Restricted Stock Unit Award” is an award to be granted under the Plan pursuant to which we will maintain an account on your behalf credited with a certain number of restricted stock units. Each restricted stock unit represents the right to receive one share of our Class A common stock at a later specified date when the vesting requirements (described in Question 9) have been satisfied. For examples of the relative values of stock options and restricted stock units, see Question 21.

     All terms and conditions of your Restricted Stock Unit Award will be set forth in a Restricted Stock Unit Award Agreement. A form of the Restricted Stock Unit Award Agreement, which you will be required to execute before receiving your restricted stock units, is included with these materials for your convenience.

Q6.	What is the principal difference between stock options and restricted stock units?

     The rates of appreciation and depreciation in the value of an option grant as a result of fluctuations in a given stock price exceed those of a restricted stock unit award of equivalent value. Additionally, when a stock price declines below the exercise price, an option has no readily realizable value, while restricted stock units continue to have value even if the stock price has declined below its value at the time of grant. Essentially, stock options provide a greater potential for value in the event the stock price appreciates significantly, but restricted stock units retain more value in the event significant appreciation does not occur.

Q7.	How many shares of Class A common stock will my eligible options be exchanged for?

     You will receive restricted stock units in exchange for your eligible options. The number of restricted stock units for which a given number of options will be exchanged is dependent on the closing stock price of our Class A common stock on the date the offer expires and the value of the options you are exchanging. Your aggregate option value for purposes of the offer is reflected in the Letter of Transmittal. Once the closing stock price on the date the offer expires is known, we will divide your aggregate option value by that closing stock price to determine the number of restricted stock units you will receive, rounding up or down to the nearest whole number. No fractional restricted stock units will be awarded.

     The Company has valued your eligible options using the Black-Scholes option valuation methodology. “Black-Scholes” is the most established and commonly used method for valuing stock options and uses a number of factors, including the relevant stock price, the exercise price of the option, interest rates, the expected option life and the volatility of the relevant stock price. Some of these inputs are objectively determinable, while others, such as appropriate volatility measures, require some judgment. The measures we used are described in Section 2 of Part II. Because option valuation is inherently subjective and imprecise, the Company’s determination of the value of your tendered options for purposes of this offer is final.

     You should understand that, while the closing stock price at the expiration of the offer will determine the actual number of restricted stock units you will receive in the exchange, the total value on that day of the restricted stock units you will receive is already fixed at the amount set forth as your total option value in the Letter of Transmittal, subject to the rounding described earlier in this answer. Nonetheless, the value of your Restricted Stock Unit Award will fluctuate thereafter with the value of our Class A Common Stock. (For more information, see Sections 2 and 9 of Part II.)

Q8.	When will I receive my Restricted Stock Unit Award?

     Your Restricted Stock Unit Award will be granted to you, effective as of 11:59 P.M., Eastern Standard Time, on the expiration date, in exchange for your properly tendered options. Before receiving your restricted stock units, you will be required to execute a Restricted Stock Unit Award Agreement, a form of which is included with these offering materials. We expect to distribute a Restricted Stock Unit Award Agreement to you for execution soon after the expiration of the offer.

Q9.	How will my Restricted Stock Unit Award vest?

     Your Restricted Stock Unit Award will have a different vesting schedule than your exchanged options. It will vest in equal installments on each of the first and second anniversaries of the grant date, so long as you have been continuously employed by the Company through the applicable vesting dates and so long as stockholder approval of the offer has been previously obtained. The two-year vesting schedule will start on the grant date of the award, which will be the date that the offer expires. In addition, in the event of a “Change in Control” (as defined in the Plan) or your termination of employment by reason of your death or “Disability” (as defined in the Plan), all time-based vesting requirements (as opposed to the stockholder approval requirement) of the Restricted Stock Unit Awards will lapse.

Q10.	Will stockholder approval of the offer be obtained?

     Yes. The Company will present this offer to the stockholders for a vote at or before the Company’s 2004 meeting of stockholders. In this regard, the Company has obtained an irrevocable commitment from Martha Stewart that she will vote a sufficient number of her shares of Company stock in favor of the offer to assure its approval. As of the commencement of this offer, Ms. Stewart held 94% of the voting power of the Company’s capital stock.

Q11.	Can I forfeit any portion of my Restricted Stock Unit Award after receiving it?

     Yes. In the event that your employment with the Company terminates for any reason (other than your death or Disability) prior to the time your award fully vests, all shares underlying the unvested portion of the Restricted Stock Unit Award (and any dividend equivalents (described in Question 13) credited with respect to such shares) will be forfeited effective immediately upon the date your employment with the Company ends.

Q12.	What will I receive when my Restricted Stock Unit Award vests?

     As soon as practicable following each vesting date of your Restricted Stock Unit Award, you will receive, for each vested restricted stock unit, one share of our Class A common stock. You will also be entitled to receive any associated dividend equivalents (described in Question 13) that may have been credited to you in respect of any previously unvested portion of your Restricted Stock Unit Award. As addressed in Question 36, the Company will withhold a number of shares of Class A common stock sufficient to pay all income and employment taxes that are required by applicable laws and regulations to be withheld upon the vesting of the Restricted Stock Unit Award. (For more information, see Section 2 of Part II.)

Q13.	Do I have stockholder rights while holding a Restricted Stock Unit Award?

     Generally, no. As a holder of a Restricted Stock Unit Award, you will not have any right to vote on any matter submitted to the Company’s stockholders or be entitled to receive notice of meetings or materials provided to the Company’s stockholders. You will only have voting and other stockholder rights with respect to the shares of our Class A common stock underlying your Restricted Stock Unit Award after such shares have actually been issued to you.

     Although the Company does not expect to pay dividends on its Class A common stock, if it does pay dividends prior to the vesting of your Restricted Stock Unit Award, you will be credited with dividend equivalents as if you had held shares of Class A common stock instead of restricted stock units. These dividend equivalents will be paid to you in the form of additional stock when the shares to which the dividend equivalents relate are issued to you. (For more information, see Section 2 of Part II.)

Q14.	Why is the Company conducting the offer?

     The principal reason the Company makes equity awards to executives is to provide long-term compensation that offers incentives to our valued executives to grow stockholder value and remain employees of the Company, by sharing in the value that they create through their talent and hard work. However, because our stock price has generally declined relative to its levels at the times the eligible options were granted, and most of the eligible options are therefore out of the money, we believe the eligible options no longer fully accomplish these objectives. In reviewing the various alternatives available to address this issue, and given the unique circumstances that led to the Company’s recent stock price decline, the Board’s Compensation and Corporate Governance Committee determined to give our executives the option of realizing existing value through restricted stock units instead of through their existing option awards. The Committee believes that restricted stock units will better align executive and stockholder interests than out of the money options, and that providing executives with the ability to choose a long-term compensation structure better suited to their current risk preferences will best further the stated compensation goals of retaining key personnel and growing stockholder value. Whether to participate in the offer is strictly your decision, and you should feel free to reject the offer for any reason if you so choose.

Q15.	Why did the Company choose to offer this exchange for restricted stock units instead of simply setting a new exercise price for eligible options and/or granting new options?

     The Board’s Compensation and Corporate Governance Committee considered a variety of alternatives to address the issue of lost equity value in its compensation program. Ultimately, the Committee determined that the opportunity to choose between the more certain benefit associated with a restricted stock unit award, and the potentially more valuable, though less certain, benefit you would realize by retaining your stock options would be valuable to the executives. Additionally, by exchanging stock options for restricted stock units, we are reducing the number of shares of stock subject to equity awards, thereby reducing potential dilution to our stockholders and freeing up additional shares for future equity awards.

Q16.	Why did you choose this methodology to determine what we would receive in exchange for our options?

     We considered a number of alternative methodologies, and determined that this was the one that best provided value and incentives to our executives in a manner that furthered the interests of our stockholders. We realize that many would like the offer to not only allow the current value of their options to be more readily realizable, but also to provide a means for employees to immediately recapture the value they lost due to the decline in stock price. However, we believe that this would be inconsistent with one of the principal goals of our equity compensation programs, which is to align the interests of our executives with those of our stockholders. Our stockholders also suffered significant declines in value, and there is no way to compensate them for their losses other than through rebuilding the stock price. We believe this program provides our executives with incentives to accomplish this objective.

Q17.	Does this program have a cost to the Company?

     Unlike option grants, which have historically had no impact on the Company’s earnings, restricted stock units carry with them a significant expense. We expect to incur a non-cash charge of approximately $11.9 million (subject to reduction on forfeitures) over two years as a result of this offer.

Q18.	Why are there additional vesting requirements on the restricted stock units when I have already held many of my options through the required periods?

     Two of the principal purposes of our equity programs are to align the interests of our executives with those of our stockholders and to provide incentives to our executives to remain employed with the Company. We believe that anything shorter than a two-year vesting period would not adequately allow the Company to further these objectives. You should carefully consider the risks of exchanging vested options for unvested restricted stock units.

Q19.	Will there be additional equity grants in the future?

     Our Compensation and Corporate Governance Committee periodically evaluates our compensation programs and continues to believe that equity compensation forms an important component of executive compensation. Future equity awards to executives will be evaluated periodically, in a manner consistent with historical practices.

Q20.	Is it likely that a similar offer to this one will be made in the future?

     While the Compensation and Corporate Governance Committee of the Board evaluates the Company’s compensation programs periodically, it has determined to make this offer due in part to the unique circumstances surrounding the Company’s recent stock price decline, and has no current intention to make any similar offer in the future. If you do not surrender your eligible options in the offer, it is unlikely you will have another similar opportunity.

Q21.	Why should I consider participating in the offer?

     If you exchange your eligible options for a Restricted Stock Unit Award, your eligible options will be exchanged for a lesser number of restricted stock units based on an exchange ratio that will be fixed on the date the offer expires, as described in Question 7. Whether your eligible options will be more valuable to you than the Restricted Stock Unit Award in the future depends on a number of factors, principally the performance of our Class A common stock, the timing of the performance of our Class A common stock and your continued employment with the Company through relevant vesting dates.

     In order to evaluate whether to participate in this offer, you may want to make some assumptions about the number of restricted stock units you will receive through the exchange, and one way to do this is to use a stock price which approximates recent prices of our stock. (See Section 9 of Part II for a historical account of our stock price.)

     To illustrate how this calculation would work, assume that you hold 3,500 options to purchase shares of Class A common stock at an exercise price of $15 per share, that the stock has been trading around $9, and that your total option value for purposes of this offer is $10,220. If, when valuing the offer, you assume that the current stock price ($9) will be the closing stock price on the day the offer expires, then you would receive 1,136 restricted stock units ($10,220 divided by $9) in the offer. Note that, even if fully vested, you could not realize value from your stock options at this time because they are out of the money, that is the exercise price of the option ($15 per share) is greater than the price of the Company’s Class A common stock ($9). (See Question 4 for additional information regarding “in the money” and “out of the money” options.) Given the assumed exchange ratio, you are faced with a decision to retain the 3,500 options or exchange them for 1,136 restricted stock units. Now consider the following examples that illustrate the relative value of a Restricted Stock Unit Award and eligible options given the hypothetical holdings described above:

•	If the price of our Class A common stock were to stay at $9 per share, you would not be able to realize value from the options because they would still be out of the money, and the Restricted Stock Unit Award would have an aggregate value of $10,224. Under these circumstances, the options would be less valuable than the Restricted Stock Unit Award.

•	If the price of our Class A common stock were to rise to $15 per share, you would not be able to realize value from the options because they would still be out of the money, and the Restricted Stock Unit Award would have an aggregate value of $17,040 (i.e., the result obtained by multiplying 1,136 by $15). Under these circumstances, the options would be less valuable than the Restricted Stock Unit Award.

•	If the price of our Class A common stock were to rise to $21 per share, the options would now be “in the money,” meaning that the exercise price would be less than the price of the Company’s Class A common stock. Specifically, each option would be $6 in the money, having an aggregate value of $21,000 (i.e., the result obtained by multiplying $6 (representing the excess of the market price of $21 over the exercise price of $15) by 3,500). The Restricted Stock Unit Award would have an aggregate value of $23,856 (i.e., the result obtained by multiplying $21 by 1,136). Under these circumstances, although the option would be in the money, it would still be less valuable than the Restricted Stock Unit Award.

•	If the price of our Class A common stock were to rise to $25 per share, each option would be $10 in the money, having an aggregate value of $35,000 (i.e., the result obtained by multiplying $10 (representing the excess of the market price of $25 over the exercise price of $15) by 3,500), and the Restricted Stock Unit Award would have an aggregate value of $28,400 (i.e., the result obtained by multiplying $25 by 1,136). Under these circumstances, the option would be more valuable than the Restricted Stock Unit Award.

     The four preceding scenarios, however, do not take into account any timing component. In this regard, note that your stock options provide that 25% of each option grant vests on each of the first four anniversaries of the grant date, but that 50% of your Restricted Stock Unit Award will vest on each of the first and second anniversaries of the grant date. This means that you will be exchanging some stock options that are already vested for unvested restricted stock units.

     To illustrate the significance of the vesting component, consider the third example above in which the price of our Class A common stock rises to $21 per share. As explained above, without a vesting component, the Restricted Stock Unit Award is worth more than the stock options. However, now assume that the stock price rises to $21 per share during the first year following the exchange, and then declines to $15 per share at the end of that first year and stays at $15 for the next year. Under those assumptions, you would have lost the opportunity to realize $21,000 for your stock options (assuming your options are then fully vested), in exchange for a Restricted Stock Unit Award worth only $17,040 when vested. Additionally, in a scenario in which your employment with the Company terminates (other than by reason of your death or Disability) prior to the time your Restricted Stock Unit Award vests, you would not realize any value from the award, even though you could have realized some value from your stock options if the stock price had risen above $15 prior to the time you left the Company.

     In evaluating this offer, you should keep in mind that the future performance of our Class A common stock will depend upon, among other factors, the future overall economic environment, the performance of the overall stock market and companies in our sector, and the performance of our own business. We recommend that you read the discussion about our business contained in the “Management’s Discussion and Analysis” section of our most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission, and available at www.marthastewart.com, especially under the heading “Trends, Risks and Uncertainties.”

Q22.	If I elect to exchange my eligible options pursuant to this offer, do I have to exchange all of my eligible options or can I just exchange some of them?

     You must exchange all of your eligible options for the Restricted Stock Unit Award.

Q23.	Can I participate in this offer if my eligible options are not currently vested?

     Yes. Vested and unvested options are treated identically in the offer. As addressed more fully in Question 21, you should carefully consider the prospect of giving up any wholly or partially vested options for an unvested Restricted Stock Unit Award.

Q24.	If I choose to participate, what will happen to my options that will be exchanged?

     Effective as of 11:59 P.M., Eastern Standard Time, on the date the offer expires, we will cancel all of your eligible options that are accepted by the Company for exchange. You will no longer have any rights or obligations with respect to those options. (For more information, see Section 11 of Part II.)

Q25.	Are there conditions to the offer?

     The completion of the offer is subject to a number of conditions, including the conditions described in Section 8 of Part II of this document.

Q26.	Is the Company making any other offers to employees?

     Yes. We are offering certain non-executive employees of the Company the opportunity to exchange options held by them for a cash payment to be received at a later date. That offer is described in separate offering documents that have been filed with the Securities and Exchange Commission simultaneously with the filing of this document.

Q27.	May I participate in the other offer for cash?

     No. Eligible employees for this offer are not entitled to participate in the other offer, and vice versa.

Q28.	Why can’t I elect to receive my value in cash?

     The Company has always believed that equity awards are an important component of its executive compensation programs. The Company’s executives are principally responsible for protecting stockholder interests and growing stockholder value, and we believe equity awards of the type being offered in the exchange, as opposed to cash, offer a superior incentive to valued executives to achieve those objectives over the long-term.

Duration of the Offer

Q29.	How long will this offer remain open?

     This offer begins at 12:01 A.M., Eastern Standard Time, on September 26, 2003 and is scheduled to remain open until 11:59 P.M., Eastern Standard Time, on October 24, 2003 (or, if we extend the offer period, a later date we will specify). We have no plans to extend the offer beyond October 24, 2003. However, if we do extend the offer, we will announce the extension no later than 9:00 A.M., Eastern Standard Time, on October 27, 2003.

Q30.	If the offer is extended, how does the extension affect the date on which my Restricted Stock Unit Award will be granted?

     If we extend the offer and you participate in it, your Restricted Stock Unit Award will be granted and your options will be cancelled, effective as of 11:59 P.M., Eastern Standard Time, on the date the offer expires.

How to Elect to Exchange Your Eligible Options

Q31.	What do I need to do to participate in the offer?

     To participate, you must complete and sign the Letter of Transmittal and deliver it to the Company by fax to (212) 827-8008 or by mail to Martha Stewart Living Omnimedia, Inc., Attn: Lori Gonzalez, 11 West 42nd Street, New York, New York 10036. The Company will also have dropboxes, located in the reception areas of our Starrett-Lehigh and Westport offices and in the Human Resources department at our 42nd Street location, in which your Letter of Transmittal may be deposited. We must receive your Letter of Transmittal by 11:59 P.M., Eastern Standard Time, on October 24, 2003 (or, if we extend the offer period, a later date we will specify), or it will not be given effect. (For more information, see Sections 3 and 5 of Part II.)

Q32.	What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

     You will not participate in the option exchange, and all eligible options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section 3 of Part II.)

Q33.	What if I don’t want to accept this offer?

     You don’t have to. This offer is completely voluntary, and there are no penalties for electing not to participate in the offer. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to contact the Company and should not submit a Letter of Transmittal.

Q34.	Can I change my election?

     Yes. You may withdraw your election to exchange options by delivering to the Company (at the address delineated in Question 31) an Election Withdrawal Notice at any time before the expiration of the offer. Once you have withdrawn your election to exchange options, you may re-elect to exchange options only by again following the election procedure described in Question 31. (For more information, see Sections 4 and 5 of Part II.)

U.S. Federal Income Tax Considerations

Q35.	Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?

     You will incur no immediate U.S. federal income tax consequences upon the exchange.

Q36.	What are the U.S. federal income and withholding tax consequences of the vesting and delivery of shares underlying a Restricted Stock Unit Award?

     At the time your Restricted Stock Unit Award vests, you will recognize ordinary income (like salary or bonuses) in an amount equal to the fair market value of the underlying shares. We will determine the fair market value of the shares based on the closing price of our Class A common stock as reported on the New York Stock Exchange on the applicable vesting date, or if such closing price is not reported on such date, on the next day it is reported. The ordinary income resulting from the vesting of the Restricted Stock Unit Award and delivery of the underlying shares will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which the vesting and delivery occur. At the time you recognize ordinary income, you will have an income and payroll withholding tax obligation with respect to that income, much like the obligation that arises when we pay you salary or a bonus. The Company will withhold a portion of the shares otherwise distributable to you to satisfy your withholding tax obligation. (For more information, see Section 6 of Part II.)

Q37.	Are there any other tax consequences to which I may be subject?

     Depending on where you live, there may be additional state or local tax imposed on your exchange. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

How to Get More Information

Q38.	What should I do if I have additional questions about this offer?

     If you have any other questions about this offer, you may email them to stockoptions@marthastewart.com. The Company will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources department or otherwise.

II

THE OFFER

1.	General Terms; Purpose

     General Terms Used in Offer. For purposes of this document and other materials that relate to this offer, the following terms have the following meanings.

“Company,” “we,” “us” and “our” refer to Martha Stewart Living Omnimedia, Inc.

“Eligible employees” means all employees of the Company with the titles Assistant Vice President, Vice President, Senior Vice President, Executive Vice President and Senior Executive Vice President who are actively employed on the date the offer expires.

“Eligible options” are all options, whether or not currently vested, to purchase shares of our Class A common stock which were granted under the Company’s Amended and Restated 1999 Stock Incentive Plan (the “Plan”) with an exercise price above $8.00 per share and which are held by eligible employees. As of September 23, 2003, there were 4,770,408 eligible options outstanding under the Plan.

“Restricted Stock Unit Award” is defined in Section 2.

“The date the offer expires” means October 24, 2003, or, if we extend the offer period, a later date we will specify.

     Purpose of Offer. The Compensation and Corporate Governance Committee of the Board continues to believe that equity compensation forms an important component of executive compensation. Its principal purpose is to provide long-term compensation that offers incentives to our valued executives to create stockholder value and remain Company employees by sharing in the value that they create through their talent and hard work. However, because our stock price has generally declined relative to its levels at the times the eligible options were granted, and most of the eligible options are therefore out of the money, we believe the eligible options no longer fully accomplish these objectives. (For more information about “in the money” and “out of the money” options, see Question 4 of the Summary provided in Part I of this document.)

     In reviewing the various alternatives available to address this issue, and given the unique circumstances that led to the Company’s recent stock price decline, the Board’s Compensation and Corporate Governance Committee determined to give our executives the option of realizing existing value through restricted stock units instead of through their existing option awards. The Committee believes that restricted stock units will better align executive and stockholder interests than out of the money options, and that providing executives with the ability to choose a long-term compensation structure better suited to their current risk preferences will best further the stated compensation goals of retaining key personnel and growing stockholder value. Additionally, by converting a large portion of our equity program from stock options to restricted stock units we will substantially reduce the dilutive security overhang on our stock and increase shares available for future compensation programs.

2.	Source and Amount of Consideration; Terms of Restricted Stock Unit Awards

     Consideration. Any eligible employee whose eligible options are accepted for exchange will be granted a “Restricted Stock Unit Award” on the date the offer expires. Pursuant to the Restricted Stock Unit Award, we will maintain an account on your behalf credited with a certain number of restricted stock units, each of which will represent the right to receive one share of our Class A common stock at a later specified date when the vesting terms have been satisfied. Once vested, your restricted stock units will be converted into shares of our Class A common stock on a one-for-one basis. Thus, if you are granted 100 restricted stock units under the Restricted Stock Unit Award, you will receive 100 shares of our Class A common stock when the restricted stock units vest, subject to certain tax withholding obligations described in Section 6.

     Note that a restricted stock unit is merely a bookkeeping entry, so that no actual shares of Class A common stock are issued when the restricted stock unit is granted. The value of the restricted stock units fluctuates over time based on the changes in the trading value of our stock price.

     The number of restricted stock units for which a given number of options will be exchanged is dependent on the closing stock price of our Class A common stock on the date the offer expires and the value of the options you are exchanging. Your aggregate option value for purposes of the offer is reflected in the Letter of Transmittal. Once the closing stock price on the date the offer expires is known, we will divide your aggregate option value by that closing stock price to determine the number of restricted stock units you will receive, rounding up or down to the nearest whole number. No fractional restricted stock units will be awarded.

     The Company has valued your eligible options using the Black-Scholes option valuation methodology. “Black-Scholes” is the most established and commonly used method for valuing stock options and uses the following factors: (i) stock price, (ii) the exercise price of the option, (iii) the current risk-free interest rate, (iv) the volatility of the relevant stock price, (v) the expected dividend yield of the stock, and (vi) the expected life of the option. Some of these inputs are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, the Company has used the following measures:

(i)	Stock price: the average closing stock price of our Class A common stock over the three-month period ending on September 19, 2003, or $8.849.

(ii)	Exercise price: the actual exercise price of the option being valued;

(iii)	Risk-free interest rate: 3.075%

(iv)	Volatility: 50%

(v)	Dividend yield: 0

(vi)	Expected life of option: 5 years

     Some of these values are different from those the Company is required to use in valuing Company options for financial accounting purposes, and therefore the resulting option value for purposes of the exchange is less than the value reflected in our financial statements. The principal reason for this difference is the Company’s use of a lower volatility rate for purposes of the offer. The Company has chosen this lower rate based on its belief that long-term historical volatility is not the best measurement of the Company’s prospective volatility, and it has instead relied on a number of alternative measures, including the stock’s recent volatility and the volatility of stock prices in the Company’s peer group. Because option valuation is inherently speculative and imprecise, the Company’s determination of the value of your tendered options for purposes of this offer is final.

     Vesting; Forfeiture. Your Restricted Stock Unit Award will vest in two equal portions on the first two anniversaries of the grant date, so long as you remain continuously employed with the Company through the applicable vesting dates and so long as stockholder approval of the offer has been previously obtained. Thus, even if your eligible options are wholly or partially vested prior to their cancellation, the Restricted Stock Unit Award you receive pursuant to this offer will be subject to this new vesting schedule. You should carefully consider the prospect of giving up any wholly or partially vested options for an unvested Restricted Stock Unit Award.

     In the event that a “Change in Control” (as defined in the Plan) or your termination of employment by reason of your death or “Disability” (as defined in the Plan), all time-based vesting conditions (as opposed to the stockholder approval requirement) of the Restricted Stock Unit Awards will lapse.

     If your employment with the Company terminates for any reason (other than by reason of your death or Disability) prior to the time that your Restricted Stock Unit Award becomes fully vested, all shares underlying the unvested portion of the Restricted Stock Unit Award (and any dividend equivalents credited with respect to such shares) will be forfeited effective immediately at the time your employment with the Company ends.

     The Company will present this offer to the stockholders for a vote at or before the Company’s 2004 meeting of stockholders. In this regard, the Company has obtained an irrevocable commitment from Martha Stewart that she will vote a sufficient number of her shares of Company stock in favor of the offer to assure its approval. As of the commencement of this offer, Ms. Stewart held 94% of the voting power of the Company’s capital stock.

     Governing Documents. Each Restricted Stock Unit Award will be subject to the terms and conditions of the Plan and a Restricted Stock Unit Award Agreement, a form of which is included with these offering materials. Shortly after the expiration of the offer, you will be required to execute a Restricted Stock Unit Award Agreement within a specified time period. If you fail to provide the Company with a properly executed Restricted Stock Unit Award Agreement within such specified time period, you will not be entitled to receive any restricted stock units pursuant to this offer.

     Note that, if you are an employee resident outside of the United States, additional terms and conditions may be applicable to your Restricted Stock Unit Award. The granting of Restricted Stock Unit Awards pursuant to this offer will not create any contractual or other right to receive any future awards, options or other benefits from the Company or any of its affiliates or otherwise to continued employment with the Company.

     Restrictions. The Restricted Stock Unit Award that you receive in exchange for your eligible options will be subject to restrictions until the award has vested and the underlying shares of Class A common stock are delivered. These restrictions include prohibitions against any sale, transfer, pledge or assignment. The Restricted Stock Unit Award will not entitle you to vote or receive notice of meetings or proxy materials. You will only have voting and other stockholder rights with respect to the shares of our Class A common stock underlying your Restricted Stock Unit Award after the shares have actually been issued to you.

     Dividend Equivalents. The Company will credit dividend equivalents with respect to any portion of your Restricted Stock Unit Award that is unvested. A “dividend equivalent” is a credit of additional restricted stock units to your restricted stock unit account equal to the amount of any dividends paid on a share of Class A common stock, multiplied by the number of such shares of Class A common stock then underlying the unvested portion of the Restricted Stock Unit Award, then divided by the closing price of our Class A common stock on the date that the dividend is paid, rounding up or down to the nearest whole number. No fractional units will be credited.

     Delivery. Shares of Class A common stock underlying the Restricted Stock Unit Award will be deliverable to you as they vest, less any shares which are withheld to satisfy tax withholding obligations. For more details on withholding, see Section 6.

     Stock Certificates. When the Restricted Stock Unit Award vests, the underlying shares of Class A common stock will be distributed to you by electronic deposit into a book entry account designated by you, less any shares withheld by us to satisfy withholding tax obligations. You will only receive a stock certificate for the shares of our Class A common stock upon a request from you to the transfer agent.

     Registration of Shares/Trading Restrictions. All shares of our Class A common stock underlying Restricted Stock Unit Awards issuable in connection with this offer have been registered under the Securities Act of 1933, as amended, on a registration statement on Form S-8 filed with the Securities and Exchange Commission (the “SEC”).

     Accordingly, unless you are considered an “affiliate” of the Company, upon vesting and delivery of the shares, you will be able to sell your shares underlying the Restricted Stock Unit Award free of any transfer restrictions under applicable securities laws, so long as the sales are permitted by the Company’s Policy on Securities Law Compliance and other applicable corporate policies. However, our executive officers are also subject to the restrictions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the short-swing trading profits forfeiture provisions of that Section.

     IMPORTANT NOTE: The statements in this document concerning the Plan, the eligible options and the Restricted Stock Unit Awards are summaries of the material terms but are not a complete description of the Plan, the eligible options or the Restricted Stock Unit Awards. The Plan and the form of Restricted Stock Unit Award Agreement have been filed as exhibits to our Tender Offer Statement on Schedule TO filed with the SEC (to which this document is also an exhibit), and the form of Restricted Unit Award Agreement has also been included with these offering materials. See Section 16 for additional information on the Schedule TO.

     Please contact Lori Gonzalez of the Company to receive a copy of the Plan or the Plan’s prospectus, which we will promptly furnish to you at our expense. You may also obtain a copy of these documents via the Company’s intranet.

3.	Procedures for Electing to Exchange Eligible Options; Acceptance for Exchange

     Making an Election to Exchange. To elect to exchange your eligible options pursuant to this offer, you must properly complete, duly execute and deliver to us the Letter of Transmittal in accordance with this Section and Section 5. Unless we request it, you do not need to return your stock option agreement(s) evidencing your eligible options to accept the offer as they will be automatically cancelled as of the date the offer expires if we accept your eligible options for exchange. If we do not actually receive your properly completed election form by the expiration of the offer, you will not participate in the option exchange, and all eligible options you currently hold will remain unchanged at their original exercise price and terms.

     Making an Election Not to Exchange. If you do not want to participate in the offer, you need not do anything. The effect of your inaction will be that your current eligible options will continue under the terms and conditions under which they were granted, including their current exercise prices.

     Acceptance for Exchange. For purposes of this offer, we will be deemed to have accepted eligible options that are validly tendered and not properly withdrawn if and when we give a written notice to holders of eligible options of our acceptance of such options promptly following the expiration of the offer. Subject to our rights to terminate the offer described in Section 7, we currently expect that we will accept promptly after the expiration of the offer all eligible options properly elected to be exchanged, and not validly withdrawn.

4.	Withdrawal Rights

     You may withdraw your election to exchange eligible options only if you comply with the provisions of this Section 4.

     To validly withdraw your election, you must deliver to us a completed and signed Election Withdrawal Notice (enclosed with these offering materials), in accordance with the terms set forth in this Section and Section 5, at any time prior to the expiration of the offer. Additionally, if your options have not been accepted for exchange by November 24, 2003, you will have the right to withdraw them.

     An option holder who elects to exchange his or her eligible options (which are subsequently to be withdrawn) must sign the notice of withdrawal exactly as such option holder’s name appears on the Letter of Transmittal. You may not rescind any Election Withdrawal Notice properly submitted to the Company, and any options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the offer. However, prior to the expiration of the offer, you may submit another Letter of Transmittal to re-elect to exchange all of your eligible options by following the procedures described in Sections 3 and 5, in which case your Election Withdrawal Notice will be deemed void.

5.	Instructions for Submitting Documents in Connection with Offer

     Unless specifically provided otherwise in an official Company communication, all documents required to be submitted to the Company in connection with this offer must be delivered to the Company by fax to (212) 827-8008 or by mail to Martha Stewart Living Omnimedia, Inc., Attn: Lori Gonzalez, 11 West 42nd Street, New York, New York 10036. The Company will also have dropboxes, located in the reception areas of our Starrett-Lehigh and Westport offices and in the Human Resources department at our 42nd Street location, in which your Letter of Transmittal, notice or other communication may be deposited. Any of such documents must be received by the Company by 11:59 P.M., Eastern Standard Time, on October 24, 2003 unless we, in our discretion, extend the offer.

     The method of delivery of all documents, including the Letter of Transmittal and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery. Delivery will be deemed made when actually received by us.

     We reserve the right to —

•	make all determinations regarding the validity, form, eligibility, including time of receipt, and acceptance of any election to exchange eligible options or withdrawal notice;

•	reject any or all eligible options tendered or elections to exchange such options to the extent that we determine that they were not properly effected or that it is unlawful to accept the eligible options for exchange;

•	waive any defect or irregularity in any election with respect to any particular eligible options or any particular option holder.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any required document submitted to the Company, nor will anyone incur any liability for failure to give any such notice. Our determinations in respect of these matters will be final and binding on all parties.

     Your election to exchange options through the procedure described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your eligible options will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

6.	Material U.S. Federal Income Tax Consequences

     Important Notice. The description set forth in this Section 6 is only a general summary of the material federal income tax consequences of the offer to U.S. citizens and residents. This summary does not discuss all the federal income tax consequences that may be relevant to you in light of your particular circumstances and is not intended to be applicable in all respects to all categories of eligible employees. For instance, this summary does not address taxes that may be due upon the subsequent sale of shares of our Class A common stock that an eligible employee receives when his or her Restricted Stock Unit Award vests or in connection with dividends paid with respect to such shares, if any, or upon your death. We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

     General U.S. Federal Income Tax Consequences. There will be no immediate tax consequences of receiving the Restricted Stock Unit Award in exchange for your eligible options if you are a U.S. taxpayer or resident. When the Restricted Stock Unit Award vests, the underlying shares of our Class A common stock will be delivered to you, and you will recognize ordinary income equal to the fair market value of the shares distributed to you. We will determine the fair market value of the shares based on the closing price of our Class A common stock as reported on the New York Stock Exchange on the applicable vesting date, or if not reported on such date, on the next day such closing price is reported.

     Your tax basis in such shares will be equal to the fair market value at that date (that is, equal to the amount of ordinary income you recognize), and the capital gains holding period with respect to the Class A common stock will commence upon delivery of the shares. Your subsequent disposition of the stock will ordinarily result in a capital gain or loss. Generally, we will be entitled to a tax deduction equal to any amount recognized as ordinary income by you with respect to your Restricted Stock Unit Award. To the extent that you are a “covered employee” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, we may not be entitled to a full deduction with respect to your Restricted Stock Unit Award.

     Tax Consequences Upon Forfeiture. If you forfeit your Restricted Stock Unit Award, neither you nor we will recognize a loss for federal income tax purposes.

     Withholding Taxes. At the time you recognize ordinary income on the vesting of your Restricted Stock Unit Award, you will have an income and payroll withholding tax obligation with respect to that income, much like the obligation that arises when we pay you your salary or a bonus. The ordinary income resulting from the vesting of the Restricted Stock Unit Award and delivery of the underlying shares will be reflected in the Form W-2 reported to the Internal Revenue Service. We will withhold a portion of the underlying shares otherwise distributable to you to satisfy your withholding tax obligation. By participating in this exchange and subsequently returning to us the completed Restricted Stock Unit Award Agreement, you will authorize us to take the above actions to pay withholding taxes.

7.	Termination; Amendment; Extension of Offer

     We expressly reserve the right, in our reasonable judgment, prior to the expiration of the offer, to terminate the offer upon the occurrence of any of the conditions specified in Section 8. Subject to compliance with applicable law, we further reserve the right, in our discretion, to amend the offer in any respect, including, without limitation, by decreasing or increasing the Restricted Stock Unit Award offered to eligible employees in the program or by decreasing or increasing the number of eligible options being sought in the offer.

     We also expressly reserve the right, in our discretion, at any time and from time to time, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any eligible options. Any such extension will be announced no later than 9:00 A.M., Eastern Standard Time, on the next business day after the last previously scheduled or announced time for expiration of the offer. If we decrease or increase the Restricted Stock Unit Award offered to eligible employees or decrease or increase the number of eligible options being sought in the offer, we will notify you of such action, and we will extend the offer for a period of no fewer than ten business days after the date of such notice, if the offer would otherwise expire during that period.

     In the event of any termination, amendment or extension of this offer, we will provide oral, written or electronic notice to all eligible employees holding eligible options.

8.	Conditions for Completion of the Offer

     Notwithstanding any other provision of the offer, we will not be required to accept any eligible options that you tender for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any eligible options that you elect to exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if we determine that, at any time on or after the commencement of the offer and prior to the expiration of the offer, any of the following events has occurred:

•	Any action, proceeding or litigation has been threatened or commenced that seeks to enjoin, make illegal or delay completion of the offer or otherwise relates, in any manner, to the offer;

•	Any order, stay or judgment is issued by any court or governmental, regulatory or administrative agency, or any statute, rule or regulation is proposed, promulgated, enacted or deemed to be applicable to the offer, any of which might, in our reasonable judgment, restrict or prohibit completion of the offer or materially impair the contemplated benefits of the offer to us; or

•	There has occurred:

(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(b)	any material increase or decrease in the market price of the shares of our Class A common stock; or

(c)	any increase or decrease in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% from the date of commencement of the offer; or

•	Any change occurs in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of the Company that, in our reasonable judgment, is or may be material to the Company.

     The conditions to the offer are for our benefit. We may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. We may waive one or more of them, in whole or in part, at any time and from time to time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 8 will be final, conclusive and binding upon all eligible employees.

9.	Price Range of Class A Common Stock Underlying Eligible Options and Restricted Stock Unit Awards

     The eligible options to be exchanged pursuant to this offer are not publicly traded. However, upon exercise of an eligible option that we granted under the Plan, you would become an owner of our Class A common stock, which is currently traded on the New York Stock Exchange. In addition, if this offer is accepted by an eligible employee, he or she will receive a Restricted Stock Unit Award and be entitled to receive a designated number of shares of our Class A common stock (based on the number of restricted stock units awarded) when the award vests. Therefore, for purposes of determining whether to exchange your eligible options pursuant to this offer, you may want to obtain (and we recommend that you obtain) market quotations for our Class A common stock prior to deciding whether to participate in this offer. Our Class A common stock trades on the New York Stock Exchange under the symbol “MSO.”

     For your convenience, the following table presents the high and low sales prices per share of our Class A common stock for the periods indicated as reported by the New York Stock Exchange:

Quarter Ended	High	Low

Fiscal Year 2003
September 30, 2003 (through September 23, 2003)	$9.49	$7.56
June 30, 2003	12.65	7.79
March 31, 2003	10.48	7.10
Fiscal Year 2002
December 31, 2002	12.30	5.26
September 30, 2002	12.75	6.29
June 30, 2002	19.95	9.60
March 31, 2002	20.93	14.19
Fiscal Year 2001
December 31, 2001	19.52	13.49
September 30, 2001	23.50	12.10
June 30, 2001	23.10	15.12
March 31, 2001	27.56	17.11

     The last reported sale price of our Class A common stock as reported by the New York Stock Exchange on September 23, 2003 was $9.33 per share.

10.	Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options

     A list of our directors and executive officers is attached to this offer as Schedule A and is hereby incorporated by reference. As of September 23, 2003, our directors and executive officers (14 persons) as a group held options to purchase an aggregate of 3,550,016 shares of our Class A common stock, 1,824,876 of which were eligible options. None of our directors, whether or not also executive officers, are eligible to participate in the offer. We do not know whether any executive officer whose options are eligible to be exchanged intends to exchange his or her options.

     The following table sets forth the directors and executive officers of the Company, their positions and offices and their beneficial ownership of eligible options outstanding as of September 23, 2003:

		Number of
		Eligible	Percentage of
		Options to	Total Eligible
		Purchase Class	Options
		A Common	Outstanding
		Stock as of	as of
Name of Beneficial		September 23,	September 23,
Owner	Title	2003	2003

Jeffrey W. Ubben	Chairman of the Board	0	0%
Arthur C. Martinez	Lead Director	0	0%
Darla D. Moore	Director	0	0%
Sharon L. Patrick	President, Chief Executive Officer and Director	0	0%
Thomas C. Siekman	Director	0	0%
Martha Stewart	Chief Creative Officer and Director	0	0%
Gael Towey	Senior Executive Vice President and Creative Director	409,333	8.6%
Gregory R. Blatt	Executive Vice President, Business Affairs and General Counsel	246,000	5.2%

		Number of
		Eligible	Percentage of
		Options to	Total Eligible
		Purchase Class	Options
		A Common	Outstanding
		Stock as of	as of
Name of Beneficial		September 23,	September 23,
Owner	Title	2003	2003

Dora Braschi Cardinale	Executive Vice President, Print Production	128,000	2.7%
Heidi Diamond	Executive Vice President, President, Television	80,000	1.7%
James Follo	Executive Vice President, Chief Financial Officer	274,000	5.7%
Margaret Roach	Executive Vice President, Editor-in-Chief	157,867	3.3%
Suzanne Sobel	Executive Vice President, Advertising Sales	254,553	5.3%
Lauren Stanich	Executive Vice President, President, Publishing and Internet	275,123	5.8%
	Subtotal:	1,824,876	38.3%
	Total Eligible Options Outstanding as of September 23, 2003:	4,770,408	100%

     Neither we nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions relating to eligible options during the sixty (60) days prior to September 26, 2003.

     For information regarding the amount of our securities beneficially owned by our executive officers and directors as of March 31, 2003 and any agreement, arrangement or understanding between the Company and any other person with respect to the Company’s Class A common stock, you may review our definitive proxy statement for our 2003 annual meeting of stockholders, filed with the SEC on March 31, 2003. A copy of our proxy statement can be found on the SEC’s web site at http://www.sec.gov and on our web site at http://www.marthastewart.com.

11.	Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

     Your eligible options that we acquire through the offer will be cancelled by the Company, and your Restricted Stock Unit Award will be granted, effective as of 11:59 P.M., Eastern Standard Time, on the date that the offer expires. The shares of Class A common stock that could have otherwise been purchased under the cancelled eligible options will be returned to the pool of shares available under the Plan for grants of new awards without further stockholder action, except as required by applicable law or New

York Stock Exchange rules or any other securities quotation system or any stock exchange on which our Class A common stock is then quoted or listed.

     We will record a compensation expense in connection with the Restricted Stock Unit Awards equal to the value of the restricted stock units granted. This expense will be recognized over the two year vesting period. If all eligible options are tendered, that expense will be approximately $11.9 million, excluding the impact of forfeitures. With respect to the eligible options, variable accounting will commence upon commencement of the offer, and will continue with respect to each option until it is cancelled in the offer, or, if retained, until it is exercised, forfeited or expires.

12.	Legal Matters; Regulatory/Stockholder Approvals

     We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Restricted Stock Unit Awards as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action, although cannot guarantee success in doing so. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter.

     Additionally, stockholder approval of the offer is a vesting condition of the Restricted Stock Unit Awards, as described in Section 2.

13.	Fees and Expenses

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange eligible options pursuant to this offer.

14.	Information Concerning Martha Stewart Living Omnimedia, Inc.

     Overview.

     We are an integrated content and commerce company that creates “how-to” content and domestic merchandise for homemakers and other consumers. Our products are generally sold under various brand labels incorporating the well-known “Martha Stewart” brand name, which we leverage across a broad range of media and retail outlets. We primarily focus on the domestic arts, providing consumers with the how-to ideas, information, merchandise and other resources they need to raise the quality of living in and around their homes. The content and merchandise we create generally span eight core areas:

•	Home: decorating, collecting, and renovating.

•	Cooking & Entertaining: recipes, techniques, and indoor and outdoor entertaining.

•	Gardening: planting, landscape design, and outdoor living.

•	Crafts: how-to projects and similar family activities and an appreciation of the natural world.

•	Holidays: celebrating special days and special occasions.

•	Keeping: homekeeping, organizing, petkeeping, clotheskeeping, restoring, and other types of domestic maintenance.

•	Weddings: all aspects of planning and celebrating a wedding.

•	Baby & Kids: cooking, decorating, crafts, and other projects and celebrations surrounding infants and children.

     Our company comprises four business segments — Publishing, Television, Merchandising and Internet/Direct Commerce — through which content and merchandise relating to our eight core content areas are created and distributed to consumers. As of September 19, 2003, we had approximately 550 employees.

     Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036. Our telephone number is (212) 827-8000. Our website can be found on the Internet at www.marthastewart.com. The website contains additional information about us and our operations.

     Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as certain of our other filings with the SEC, can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing marthastewart.com and clicking on Investor Relations and “SEC Filings.”

     Selected Financial Information. The following tables present certain selected historical financial data of the Company and its consolidated subsidiaries for the periods indicated. The selected consolidated statements of income for the years ending December 31, 2002, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2002 and 2001 have been derived from, and are qualified by reference to, the audited financial statements contained in our Annual Report on Form 10-K for the year ending December 31, 2002, which is incorporated herein by reference. The selected financial data as of and for the three and six month periods ended June 30, 2003 have been derived from, and are qualified by reference to, the Company’s unaudited interim financial statements included in its quarterly report on Form 10-Q for the quarter ending June 30, 2003, which is incorporated herein by reference.

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands, except per share amounts)

	2002	2001	2000

REVENUES
Publishing	$182,600	$177,422	$175,774
Television	26,680	29,522	32,464
Merchandising	48,896	35,572	24,345
Internet/direct commerce	36,873	46,094	49,739

Total revenues	295,049	288,610	282,322

OPERATING COSTS AND EXPENSES
Production, distribution and editorial	162,197	156,213	157,442
Selling and promotion	43,870	40,849	42,630
General and administrative	49,666	42,118	41,453
Depreciation	11,631	9,179	6,140
Amortization of intangible assets	—	3,187	2,950
Restructuring charge	7,692	—	—

Total operating costs and expenses	275,056	251,546	250,615

OPERATING INCOME	19,993	37,064	31,707
Interest income, net	2,120	3,859	5,569

INCOME BEFORE INCOME TAXES	22,113	40,923	37,276
Income tax provision	8,799	17,308	15,998

INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND LOSS FROM DISCONTINUED OPERATIONS	13,314	23,615	21,278

Loss from discontinued operations, net of tax benefit of $1,939 in 2002 and $1,253 in 2001	(2,909)	(1,709)	—

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	10,405	21,906	21,278
Cumulative effect of accounting change, net of tax benefit of $2,015	(3,137)	—	—

NET INCOME	$7,268	$21,906	$21,278

EARNINGS PER SHARE
Basic - Income from continuing operations	$0.27	$0.49	$0.44
Basic - Loss from discontinued operations	(0.06)	(0.04)	—
Basic - Cumulative effect of accounting change	(0.06)	—	—

Basic - Net income	$0.15	$0.45	$0.44

Diluted - Income from continuing operations	0.27	0.48	0.43
Diluted - Loss from discontinued operations	(0.06)	(0.03)	—
Diluted - Cumulative effect of accounting change	(0.06)	—	—

Diluted - Net income	$0.15	$0.45	$0.43

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	49,250	48,639	48,678
Diluted	49,343	49,039	49,623

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(In thousands, except per share amounts)

	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$131,664	$68,076
Short-term investments	47,286	73,086
Accounts receivable, net	37,796	45,629
Inventories, net	8,654	12,952
Deferred television production costs	4,179	3,627
Deferred income taxes	7,028	3,816
Other current assets	4,756	3,956

Total current assets	241,363	211,142

PROPERTY, PLANT AND EQUIPMENT, net	31,288	45,423

INTANGIBLE ASSETS, net	44,257	49,340

DEFERRED INCOME TAXES	2,827	1,251

OTHER NONCURRENT ASSETS	4,807	4,465

Total assets	$324,542	$311,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$40,517	$40,649
Accrued payroll and related costs	9,385	5,988
Income taxes payable	323	—
Current portion of deferred subscription income	24,932	28,724

Total current liabilities	75,157	75,361

DEFERRED SUBSCRIPTION INCOME	7,715	9,071
OTHER NONCURRENT LIABILITIES	5,035	4,997

Total liabilities	87,907	89,429

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A common stock, $.01 par value, 350,000 shares authorized: 19,342 and 15,160 shares issued in 2002 and 2001, respectively	194	152
Class B common stock, $.01 par value, 150,000 shares authorized: 30,295 and 33,619 shares outstanding in 2002 and 2001, respectively	303	336
Capital in excess of par value	181,629	173,470
Unamortized restricted stock	(993)	—
Retained earnings	56,277	49,009

	237,410	222,967
Less Class A treasury stock - 59 shares at cost	(775)	(775)

Total shareholders’ equity	236,635	222,192

Total liabilities and shareholders’ equity	$324,542	$311,621

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

REVENUES
Publishing	$39,617	$47,323	$73,678	$90,417
Television	6,588	7,249	13,203	13,960
Merchandising	11,763	15,974	22,091	27,050
Internet/Direct Commerce	7,814	8,056	14,833	15,134

Total revenues	65,782	78,602	123,805	146,561

OPERATING COSTS AND EXPENSES
Production, distribution and editorial	35,473	39,380	71,099	76,151
Selling and promotion	13,724	11,656	26,545	22,338
General and administrative	13,028	11,368	28,003	23,027
Depreciation and amortization	2,054	3,118	4,195	6,135

Total operating costs and expenses	64,279	65,522	129,842	127,651

OPERATING INCOME (LOSS)	1,503	13,080	(6,037)	18,910
Interest income, net	395	568	797	1,058

INCOME (LOSS) BEFORE INCOME TAXES	1,898	13,648	(5,240)	19,968
Income tax benefit (provision)	(665)	(5,596)	2,184	(8,187)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE LOSS FROM DISCONTINUED OPERATIONS	1,233	8,052	(3,056)	11,781
Loss from discontinued operations, net of tax benefit	(302)	(1,313)	(523)	(2,139)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	931	6,739	(3,579)	9,642

Cumulative effect of accounting change, net of tax benefit	—	—	—	(3,137)

NET INCOME (LOSS)	$931	$6,739	$(3,579)	$6,505

INCOME (LOSS) PER SHARE – BASIC AND DILUTED
Income (loss) from continuing operations	$0.02	$0.16	$(0.06)	$0.24

Loss from discontinued operations	(0.01)	(0.03)	(0.01)	(0.04)

Cumulative effect of accounting change	—	—	—	(0.06)

Net income (loss)	$0.02	$0.14	$(0.07)	$0.13

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	49,488	49,166	49,560	48,968

Diluted	49,627	49,373	49,560	49,147

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and December 31, 2002
(In thousands, except per share amounts)

	June 30,	December 31,
	2003	2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$125,487	$131,664
Short-term investments	46,986	47,286
Accounts receivable, net	28,943	37,796
Inventories, net	7,234	8,654
Deferred television production costs	4,195	4,179
Income taxes receivable	2,932	—
Deferred income taxes	7,028	7,028
Other current assets	3,092	4,756

Total current assets	225,897	241,363

PROPERTY, PLANT AND EQUIPMENT, net	27,730	31,288
INTANGIBLE ASSETS, net	44,257	44,257
DEFERRED INCOME TAXES	2,827	2,827
OTHER NONCURRENT ASSETS	4,466	4,807

Total assets	$305,177	$324,542

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$30,154	$40,517
Accrued payroll and related costs	5,318	9,385
Income taxes payable	—	323
Current portion of deferred subscription income	25,148	24,932

Total current liabilities	60,620	75,157
DEFERRED SUBSCRIPTION INCOME	6,465	7,715
OTHER NONCURRENT LIABILITIES	4,685	5,035

Total liabilities	71,770	87,907
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Class A common stock, $.01 par value, 350,000 shares authorized; 19,459 and 19,342 shares outstanding in 2003 and 2002, respectively	195	194
Class B common stock, $.01 par value, 150,000 shares authorized; 30,059 and 30,295 outstanding in 2003 and 2002, respectively	301	303
Capital in excess of par value	181,612	181,629
Unamortized restricted stock	(624)	(993)
Retained earnings	52,698	56,277

	234,182	237,410
Less: Class A treasury stock - 59 shares at cost	(775)	(775)

Total shareholders’ equity	233,407	236,635

Total liabilities and shareholders’ equity	$305,177	$324,542

15.     Corporate Plans, Proposals and Negotiations

     We are simultaneously offering certain non-executive employees of the Company the opportunity to exchange options held by them for a cash payment to be received at a later date. That offer is described in separate offering documents that have been filed with the SEC simultaneously with the filing of this document. Employees eligible to participate in this offer are not eligible to participate in the offer for cash, and vice versa.

     The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of the Company’s common stock or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of directors positions with the Company or with existing members of management for changes in positions, responsibilities or compensation.

     Subject to the foregoing, and except as otherwise disclosed in this document or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization (other than as contemplated in, resulting from or effected by the Company’s Offer to Exchange (describing the Company’s offer to exchange certain stock options for cash) filed with its Tender Offer Statement on Schedule TO with the SEC contemporaneously with the filing of this document);

•	any change in our present board of directors or management, or change in any material term of the employment contract of any executive officer, provided that the board (i) is periodically evaluating potential director candidates with the possibility of expanding the size of the board, and (ii) the Company is establishing a bonus plan pursuant to which we will pay certain of our most senior executives (but not our Chief Executive Officer or Chief Creative Officer) certain guaranteed bonuses over the course of the next eighteen months;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on the New York Stock Exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of the Company.

16.     Additional Information

     With respect to the offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on September 25, 2003, of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. You may want to review the Schedule TO, including the exhibits, before making a decision on whether to tender your eligible options.

     We also recommend that, in addition to this document, the Letter of Transmittal, the form of Restricted Stock Unit Award Agreement and any authorized communications from us, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document (access to which is described below), before making a decision on whether to elect to exchange your eligible options:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	our quarterly reports on Form 10-Q (i) for the fiscal quarter ended March 31, 2003, filed with the SEC on May 15, 2003; and (ii) for the fiscal quarter ended June 30, 2003, filed with the SEC on August 13, 2003;

•	our current reports on Form 8-K, filed with the SEC on (i) April 30, 2003; (ii) May 7, 2003; (iii) August 11, 2003; and (iv) August 13, 2003;

•	the definitive proxy statement for our 2003 annual meeting of stockholders, filed with the SEC on March 31, 2003; and

•	the description of our Class A common stock included in our registration statement on Form 8-A, which was filed with the SEC on October 14,

1999, including any amendments or reports we file for the purpose of updating that description.

     Any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this offer and the expiration of the offer are also incorporated by reference. These include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330. These filings are also available to the public on the web site of the SEC at http://www.sec.gov and on our web site at http://www.marthastewart.com.

     We will provide without charge to any eligible employee holding eligible options, upon the written request of any such person, a copy of any or all of the documents to which we have referred you, including our reports, proxy statements and other stockholder communications, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Martha Stewart Living Omnimedia, Inc., Attn: Investor Relations, 11 West 42nd Street, New York, New York 10036. You may also make a request by telephone at (212) 827-8000 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Standard Time, Monday through Friday.

17.     Forward Looking Statements

     We have included in this document certain “forward looking statements” as that term is defined in The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. These statements can be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential” or “continue” or the negative of these terms or other comparable terminology. The Company’s actual results may differ materially from those projected in these statements, and factors that could cause such differences include further adverse reaction to the prolonged and continued negative publicity relating to Martha Stewart by consumers, advertisers and business partners; a loss of the services, or diminution in the reputation, of Ms. Stewart or other key personnel; further adverse reaction by the Company’s consumers, advertisers and business partners to the uncertainty relating to the nature of the resolution of the criminal and civil proceedings pending against Ms. Stewart concerning a sale of non-Company stock by Ms. Stewart and any adverse resolution of such proceedings; adverse resolution of some or all of the Company’s ongoing litigation; downturns in national and/or local economies; an inability to execute the restructuring of our Internet/Direct Commerce segment as planned; shifts in our business strategies; a softening of the domestic advertising market; changes in consumer reading, purchasing and/or television viewing patterns; unanticipated increases in paper, postage or printing costs; operational or financial problems at any of our contractual business partners; the receptivity of consumers to our new product introductions; and changes in government regulations affecting the Company’s industries.

     The Company will not undertake and specifically declines any obligation to publicly update or revise any forward-looking statements, whether to reflect events or circumstances after the date of such statements, the occurrence of anticipated or unanticipated events, new information or otherwise. In addition, it is the Company’s policy generally not to make any specific projections as to future earnings, and the Company does not endorse any projections regarding future performance that may be made by third parties.

18.     Miscellaneous

     This transaction has not been approved or disapproved by the SEC. Nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

MARTHA STEWART LIVING OMNIMEDIA, INC.

September 26, 2003

SCHEDULE A

INFORMATION CONCERNING OUR
DIRECTORS AND EXECUTIVE OFFICERS*

Jeffrey W. Ubben, age 42, has served as one of our directors since January 2002, and as Chairman of our Board since June 2003. Mr. Ubben is a founder and Managing Partner of VA Partners, L.L.C., an investment partnership. From 1995 to 2000, Mr. Ubben was a Managing Partner of Blum Capital. Prior to that, he was a portfolio manager for Fidelity Investments from 1987 to 1995. Mr. Ubben is also a director of Insurance Auto Auctions, Inc., Per Se Technologies, Inc. and Mentor Corporation.

Arthur C. Martinez, age 64, has served as one of our directors since January 2001, and as our Lead Outside Director since June 2003. Until December 2000, Mr. Martinez served as Chairman of the board of directors of Sears Roebuck and Co., and was its Chief Executive Officer from August 1995 until October 2000. Mr. Martinez joined Sears, Roebuck and Co. in September 1992 as the Chairman and Chief Executive Officer of Sears Merchandise Group, Sears’s former retail arm. From 1990 to 1992, he was Vice Chairman of Saks Fifth Avenue and was a member of Saks Fifth Avenue’s board of directors. Mr. Martinez is currently a member of the board of directors of PepsiCo, Inc., Liz Claiborne, Inc., International Flavors & Fragrances, Inc. and ABN AMRO Bank.

Darla D. Moore, age 49, has served as one of our directors since September 2001. Ms. Moore is the Executive Vice President of Rainwater, Inc., a private investment firm. Prior to joining Rainwater, Inc. in 1994, she was a Managing Director of Chase Bank (today JP Morgan). She is chairwoman and founder of The Palmetto Institute, a private policy research group based in South Carolina. She also serves on the board of directors of MPS Group, Inc., the JP Morgan National Advisory Board, and the Harry Ransom Humanities Research Center. In addition, Ms. Moore is vice chairman of the New York University School of Medicine Foundation Board and a member of the NYU Hospitals Board.

Sharon L. Patrick, age 60, has served as our Chief Executive Officer since June 2003. Ms. Patrick has also served as our President and as one of our directors since 1997. From 1997 until 2003, Ms. Patrick served as our Chief Operating Officer. From 1993 until 1997, Ms. Patrick served as President of The Sharon Patrick Company, a strategic consulting company, and Sharon Patrick and Associates, a new media venture firm, during which time she served as a consultant to Martha Stewart and Time, Inc., among other clients. From 1990 until 1993, Ms. Patrick was President and Chief Operating Officer of Rainbow Programming Holdings, the programming company of Cablevision Systems Development. Prior to that, Ms. Patrick was a Principal at McKinsey and Company and the Partner in charge of the Media and Entertainment practice.

Thomas C. Siekman, age 61, has served as one of our directors since August 2003. Mr. Siekman most recently served as “Of Counsel” to Skadden, Arps, Slate, Meagher & Flom

LLP. Prior to joining Skadden, Arps, Mr. Siekman was Senior Vice President and General Counsel of Compaq Computer Corporation. From 1973 to 1998, he served in various capacities with Digital Equipment Corporation, most recently as Senior Vice President and General Counsel, until Digital was acquired by Compaq in 1998. He serves on the Boards of Idealab and Merrimack College, and is a past Chairman and Trustee of the New England Legal Foundation.

Martha Stewart, age 62, is the founder of our Company and has served as one of our directors since 1997. From 1997 through June 2003, Ms. Stewart served as our Chairman of the Board and Chief Executive Officer and currently serves as our Chief Creative Officer. As such, Ms. Stewart is the Company’s Editorial Director and an Executive Producer of the Company’s television operations and is the creator of Martha Stewart Living magazine and television program and numerous other Company media properties. Ms. Stewart is the author of numerous books on the domestic arts, including Entertaining, Martha Stewart’s Gardening Month by Month and Martha Stewart Weddings. Ms. Stewart is a member of the board of directors of Revlon, Inc. and the Magazine Publishers of America.

Gael Towey, age 51, has served as our Senior Executive Vice President and Creative Director since January 2001, and prior to that time as our Executive Vice President, Art and Style and Creative Director since February 1997. Prior to that, Ms. Towey worked for Martha Stewart Living as the Design Director from 1996 to 1997, and as Art Director from 1990 to 1996. Ms. Towey also has an additional 15 years of experience in the publishing industry, including with House & Garden magazine, Clarkson N. Potter and Viking Press, Inc.

Gregory R. Blatt, age 35, has served as our Executive Vice President, Business Affairs and General Counsel since January 2001. Previously, he served as our Executive Vice President and General Counsel from September 1999 until January 2001, and as our Senior Vice President, General Counsel between May and September 1999. Prior to that, Mr. Blatt was an associate with Grubman Indursky & Schindler, P.C., the New York entertainment and media law firm, from 1997 to May 1999, and prior to that was an associate at Wachtell, Lipton, Rosen & Katz, the New York law firm. Mr. Blatt has served as our corporate secretary since 1999.

Dora Braschi Cardinale, age 47, has served as our Executive Vice President, Print Production since May 1999 and prior to that as our Senior Vice President, Print Production from 1997 until 1999. Previously, Ms. Cardinale served as Production Director of Martha Stewart Living from 1992 until 1997. Ms. Cardinale has an additional 15 years of experience in the publishing industry, including positions with Art & Antiques, Geo, Viva and Omni magazines.

Heidi Diamond, age 44, has served as our Executive Vice President, President, Television since August 2002. Previously, she served as Executive Vice President of AMC Networks and Rainbow Media since September 2001. Prior to that, she served as The Food Network’s Senior Vice President, Strategic Network Planning/ Development from January 2001 until June 2001 and as its Senior Vice President Marketing, Creative and Business Development from May 1998 until December 2000. Before joining The Food

Network, Ms. Diamond held executive positions in marketing at several other leading cable companies including Primedia/ Channel One and Nickelodeon.

James Follo, age 44, has served as our Executive Vice President, Chief Financial Officer since March 2001. Prior to that, he served as our Senior Vice President, Finance and Controller from March 1999 to March 2001 and, previously, as our Vice President, Finance and Controller from July 1998. Prior to that, Mr. Follo held various financial positions at General Media International, Inc., a magazine publisher, from 1994 to July 1998, most recently as Vice President, Chief Financial Officer and Treasurer.

Margaret Roach, age 49, has served as our Executive Vice President, Editor-in-Chief since February 2002. From March 2001 until February 2002, Ms. Roach was Executive Vice President, Internet/ Direct Commerce. Prior to that, she was Senior Vice President, Internet Production and Operations from October 2000 to March 2001. From January 1, 2000 to October 2000, she was our Senior Vice President, Garden Editor. From 1998 until 1999, she served as our Vice President, Gardening. From 1995 to 1998, Ms. Roach was Garden Editor of Martha Stewart Living, and a contributing editor for Martha Stewart Living from 1993 to 1994. Ms. Roach was Fashion and Garden Editor of New York Newsday from 1985 to 1995, and also has an additional 10 years of experience in the publishing business, including with The New York Times. Ms. Roach won the 1998 Best Written Book Of The Year award from the Garden Writers of America for A Way to Garden.

Suzanne Sobel, age 47, has served as our Executive Vice President, Advertising Sales since January 1999 and as our Senior Vice President, Advertising Sales & Marketing during 1998. Additionally, Ms. Sobel has served as Publisher of Martha Stewart Living since 1997 and as its Associate Publisher from 1996 to 1997. Prior to that, Ms. Sobel served as our Advertising Director from 1995 to 1996, as New York Advertising Sales Manager from 1993 to 1995 and as Advertising Sales Manager from 1991 to 1993. Ms. Sobel has an additional 14 years of industry experience with Town & Country magazine, Bob Bernbach & Associates and Ogilvy & Mather.

Lauren Stanich, age 41, has served as our Executive Vice President, President, Publishing and Internet since March 2003 and as an Executive Vice President, President, Publishing since October 2000. Prior to that, she served as our Executive Vice President, Consumer Marketing from January 1999 until October 2000, and as our Senior Vice President, Consumer Marketing from 1997 until 1999. Ms. Stanich worked as our Consumer Marketing Director and Book Publisher from 1995 to 1997, and as Consumer Marketing Director for Martha Stewart Living from 1991 to 1995. Ms. Stanich has an additional seven years of experience in marketing and publishing with Time, Inc.

* The address of each director and executive officer is c/o Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.